Exhibit 2.1

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

October 20, 2016

BBX Capital Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

Attn:   Raymond S. Lopez, Executive Vice President and Chief Financial Officer

           Steven M. Coldren, Chairman of the Special Committee

Re:	Agreement and Plan of Merger, dated as of July 27, 2016 (the “Merger Agreement”), by and among BFC Financial Corporation (“BFC”), BBX Merger Subsidiary LLC (“Merger Sub”) and BBX Capital Corporation (“BBX Capital”)

Gentlemen:

I have been authorized by the board of directors of BFC and the board of managers of Merger Sub to deliver to you this proposed letter agreement relating to the Merger Agreement.

As you are aware, consummation of the merger contemplated by the Merger Agreement (the “Merger”) is subject to a number of closing conditions set forth in Article VIII of the Merger Agreement. A lawsuit has been filed challenging the consideration provided to BBX Capital’s shareholders but not pursuant to Florida’s appraisal rights statutes. If the past is a guide, the objective of the lawyers who brought the case will be to take advantage of the consideration provided for in the Merger and then, regardless of how shareholders voted or not voted, and regardless of which form of consideration is taken, seek to form a class of all shareholders of BBX Capital other than BFC and its affiliates, to gain more having little to do with the valuation of the business or the stock. While we believe that such suits violate Florida law and lack merit, this kind of shareholder litigation has perplexed the overwhelming majority of corporate mergers and acquisitions.

Due to the cost of litigation and the overhang of a claimed adverse judgment in a class action lawsuit challenging the Merger, BFC’s board of directors and Merger Sub’s board of managers have determined and resolved that, subject to the approval of BBX Capital required by the Merger Agreement, including the approval of the special committee of BBX Capital’s board of directors, it would be advisable to add as a condition to closing the Merger that, unless waived by the companies, (i) any litigation or threatened litigation against the companies or their affiliates relating to the Merger shall be resolved to the satisfaction of BFC and BBX Capital or (ii) the holders of at least 2,250,000 shares of BBX Capital’s Class A Common Stock shall have executed and delivered to BBX Capital a waiver and release in form and substance acceptable to BFC and BBX Capital irrevocably (a) waiving their right to participate in, or receive any proceeds from, any shareholder class action lawsuit relating to the Merger and (b) releasing and discharging BFC, BBX Capital, Merger Sub, the Surviving Company (as defined in the Merger Agreement) and each of their respective officers, directors, employees, members, managers and other affiliates from any and all claims, demands, controversies, causes of action, obligations, liabilities, costs, expenses, fees and damages arising out of the Merger Agreement other than in connection with the exercise of appraisal rights in respect of the Merger under the Florida Business Corporation Act or the failure to pay or issue to the shareholder the stock and/or cash consideration to which the shareholder is entitled pursuant to the terms of the Merger Agreement.

If BBX Capital agrees to the foregoing, please acknowledge the same by executing and returning this letter agreement to me. Upon full execution and delivery of this letter agreement in accordance with the terms of the Merger Agreement, this letter agreement shall constitute an amendment to the Merger Agreement to add as new Section 8.1(g) thereto the closing condition described above.

On behalf of BFC Financial Corporation and BBX Merger Subsidiary LLC,

/s/ Jarett S. Levan, Acting Chairman, Chief Executive Officer and President of BFC Financial Corporation; Chief Executive Officer of BBX Merger Subsidiary LLC

ACCEPTED and AGREED to

as of the date first above written:

BBX CAPITAL CORPORATION

By:	/s/ Raymond S. Lopez
Raymond S. Lopez, Executive Vice President and Chief Financial Officer

By:	/s/ Steven M. Coldren
Steven M. Coldren, Chairman of the Special Committee